Exhibit 1

U.S. GAAP

November 4, 2003

Condensed Statements of Consolidated Financial Results
For the Six Months Ended September 30, 2003

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director (Tel: +81-3-3348-2424)

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of Consolidated Financial Results for the Six Months Ended September 30, 2002 and 2003, and for the Year Ended March 31, 2003

1.	Consolidated Operating Results

	Millions of Yen Except Percentages

					Year Ended
	Six Months Ended September 30,				March 31,

	2002	Change	2003	Change	2003	Change

Gross revenue	¥19,440	23.15%	¥20,074	3.26%	¥40,080	19.47%
Income before income taxes	4,133	22.90	5,221	26.32	9,100	5.79
Net income	2,307	22.91	2,970	28.74	5,176	7.81

	Yen

	Six Months Ended September 30,		Year Ended March 31,

	2002	2003	2003

Net income per share:
Basic	¥ 17.79	¥ 23.64	¥ 40.15
Diluted	16.54	21.83	37.24

Notes: (1)	Net income from equity-method affiliates was ¥1 million for the six months ended September 30, 2002, and net losses from equity-method affiliates were ¥73 million for the six months ended September 30, 2003 and ¥17 million for the year ended March 31, 2003.

(2)	The weighted-average numbers of outstanding shares were 129,706,822 shares for the six months ended September 30, 2002, 125,633,219 shares for the six months ended September 30, 2003 and 128,920,040 shares for the year ended March 31, 2003.

(3)	On May 20, 2003, NISSIN completed a two-for-one stock split. All share information disclosed above has been retroactively adjusted for the stock split.

(4)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the respective figures for the corresponding period of the previous year.

2.	Consolidated Balance Sheets Highlights

	Millions of Yen Except Per Share Data and Percentages

	September 30,		March 31,

	2002	2003	2003

Total assets	¥193,734	¥198,396	¥206,574
Shareholders’ equity	44,412	47,367	45,597
Shareholders’ equity per share (Yen)	343.16	383.57	360.57
Ratio of shareholders’ equity to total assets (%)	22.92%	23.87%	22.07%

Notes: (1)	There were 129,420,004 outstanding shares on September 30, 2002, 123,488,276 outstanding shares on September 30, 2003 and 126,459,540 outstanding shares on March 31, 2003.

(2)	On May 20, 2003, NISSIN completed a two-for-one stock split. Shareholders’ equity per share and the number of outstanding shares disclosed herein reflect such split.

3.	Consolidated Cash Flows

	Millions of Yen

	Six Months Ended September 30,		Year Ended March 31,

	2002	2003	2003

Net cash provided by operating activities	¥ 10,468	¥ 10,792	¥ 21,315
Net cash used in investing activities	(20,306)	(3,618)	(36,658)
Net cash provided by (used in) financing activities	10,119	(11,528)	21,839
Cash and cash equivalents at end of period	17,397	19,258	23,612

U.S. GAAP

4.	Scope of Consolidation and Application of the Equity Method

Consolidated subsidiaries:	5 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	3 companies

5.	Change in the Scope of Consolidation and Application of the Equity Method

Newly consolidated subsidiaries:	2 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	None
Affiliates formerly accounted for under the equity method:	2 companies

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1.	CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) (1) Results for the Three Months Ended September 30, 2002 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	Three Months Ended			Three Months Ended
	September 30,			September 30,

	2002	2003	Change	2003

Interest income:
Loans	¥9,640	¥9,575	¥(65)	$ 86,067
Other	131	422	291	3,794

Total interest income	9,771	9,997	226	89,861
Interest expense:
Borrowings	984	923	(61)	8,297
Other	12	26	14	234

Total interest expense	996	949	(47)	8,531

Net interest income	8,775	9,048	273	81,330
Provision for loan losses	3,475	3,085	(390)	27,730

Net interest income after provision for loan losses	5,300	5,963	663	53,600
Non-interest income (loss):
Losses on investment securities, net	(224)	(300)	(76)	(2,697)
Gain on sale of an affiliate	-	17	17	153
Guarantee fees received, net	(18)	30	48	270
Equity income (losses) in affiliates	1	(56)	(57)	(503)
Commission income	278	-	(278)	-
Rents, dividends and other	29	56	27	503

Total non-interest income (loss)	66	(253)	(319)	(2,274)
Non-interest expense:
Salaries and employee benefits	1,536	1,619	83	14,553
Occupancy, furniture and equipment	570	506	(64)	4,548
Advertising	118	35	(83)	315
Other general and administrative expenses	1,084	865	(219)	7,775
Loss on sale and impairment of long-lived assets, net	49	13	(36)	117
Other	63	11	(52)	99
Minority interests	11	0	(11)	0

Total non-interest expense	3,431	3,049	(382)	27,407

Income before income taxes	1,935	2,661	726	23,919

Income taxes	855	1,147	292	10,310

Net income	¥1,080	¥1,514	¥434	$ 13,609

Per share Data
Net income— basic	¥8.35	¥12.13		$ 0.11
— diluted basic	7.77	11.38		0.10

Weighted average shares outstanding
Basic (000's)	129,420	124,789		124,789
Diluted (000's)	142,158	137,528		138,528

See accompanying summary of significant accounting polices and notes to consolidated financial statements

U.S. GAAP

(2) Results for the Six Months Ended September 30, 2002 and 2003

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)

	Six Months Ended			Six Months Ended
	September 30,			September 30,

	2002	2003	Change	2003

Interest income:
Loans	¥18,882	¥19,418	¥536	$174,544
Other	199	817	618	7,344

Total interest income	19,081	20,235	1,154	181,888
Interest expense:
Borrowings	1,960	1,875	(85)	16,854
Other	24	48	24	431

Total interest expense	1,984	1,923	(61)	17,285

Net interest income	17,097	18,312	1,215	164,603
Provision for loan losses	6,365	6,803	438	61,151

Net interest income after provision for loan losses	10,732	11,509	777	103,452
Non-interest income (loss):
Losses on investment securities, net	(316)	(296)	20	(2,661)
Gain on sale of an affiliate	-	17	17	153
Guarantee fees received, net	(33)	72	105	647
Equity income (losses) in affiliates	1	(73)	(74)	(656)
Commission income	619	-	(619)	-
Rents, dividends and other	88	119	31	1,070

Total non-interest income (loss)	359	(161)	(520)	(1,447)
Non-interest expense:
Salaries and employee benefits	3,057	3,342	285	30,040
Occupancy, furniture and equipment	1,129	1,006	(123)	9,043
Advertising	275	68	(207)	611
Other general and administrative expenses	2,116	1,760	(356)	15,820
Loss on sale and impairment of long-lived assets, net	15	(79)	(94)	(710)
Impairment of investment in affiliates	179	-	(179)	-
Other	116	30	(86)	270
Minority interests	71	0	(71)	0

Total non-interest expense	6,958	6,127	(831)	55,074

Income before income taxes	4,133	5,221	1,088	46,931

Income taxes	1,826	2,251	425	20,234

Net income	¥2,307	¥2,970	¥663	$26,697

			U.S. Dollars
	Yen		(Note 1)

Per share data	2002	2003	2003

Net income — basic	¥17.79	¥23.64	$0.21
— diluted	16.54	21.83	0.20
Cash dividends paid	3.13	3.25	0.03

Weighted average shares outstanding	2002	2003	2003

Basic (000’s)	129,706	125,633	125,633
Diluted (000’s)	142,444	138,372	138,372

See accompanying summary of significant accounting polices and notes to consolidated financial statements

2.	CONSOLIDATED BALANCE SHEETS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)

	March 31, 2003	September 30, 2003	September 30, 2003

	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	¥23,612	¥19,258	$173,106
Deposit of restricted cash in bank	223	195	1,753
Loans receivable, net	166,977	161,931	1,455,560
Purchased loans receivable, net	2,946	4,285	38,517
Interest receivable	1,177	1,073	9,645
Investment securities	2,234	2,811	25,267
Property and equipment:
Land	947	947	8,512
Buildings and structures	1,074	1,076	9,672
Equipment and software	4,318	4,724	42,463

	6,339	6,747	60,647
Accumulated depreciation and amortization	(2,223)	(2,240)	(20,135)

	4,116	4,507	40,512
Investment in affiliates	742	390	3,506
Deferred income taxes	2,184	1,823	16,387
Other assets	2,363	2,123	19,082

Total assets	¥206,574	¥198,396	$1,783,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥5,600	¥4,500	$40,449
Accrued income taxes	2,925	2,263	20,342
Accrued expenses	521	388	3,488
Long-term borrowings	148,595	140,245	1,260,629
Capital lease obligations	1,914	1,829	16,440
Accrued retirement benefits	336	334	3,002
Other liabilities	1,086	1,469	13,205

Total liabilities	160,977	151,028	1,357,555
Minority interests	-	1	9
Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock	6,611	6,611	59,425
Additional paid-in capital	8,462	8,459	76,036
Retained earnings	33,275	35,707	320,962
Cumulative other comprehensive income	70	604	5,429
Less treasury stock, at cost	(2,821)	(4,014)	(36,081)

Total shareholders’ equity	45,597	47,367	425,771

Total liabilities and shareholders’ equity	¥206,574	¥198,396	$1,783,335

See accompanying summary of significant accounting polices and notes to consolidated financial statements

U.S. GAAP

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

	Six Months Ended		Six Months Ended
	September 30,		September 30,

	2002	2003	2003

Operating Activities
Net income	¥2,307	¥2,970	$26,697
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	530	432	3,883
Amortization of debt issuance costs	125	134	1,204
Amortization of loan origination costs	335	497	4,467
Amortization of cap option premium	1	-	-
Losses on sale and impairment of long-lived assets, net	95	(79)	(710)
Provision for loan losses	6,365	6,803	61,151
Losses on investment securities, net	316	296	2,661
Equity in losses of affiliates	(1)	73	656
Impairment of investment in affiliates	179	-	-
Gain on sale of affiliates	-	(17)	(153)
Minority interests	71	0	0
Changes in assets and liabilities:
Interest receivable	18	104	935
Accrued expenses and income taxes	(646)	(795)	(7,146)
Other liabilities	773	374	3,362

Net cash provided by operating activities	10,468	10,792	97,007

Investing Activities
Cash used for loan originations, net of principal collections	(17,849)	(2,125)	(19,101)
Purchases of distressed loans	(1,403)	(2,734)	(24,575)
Proceeds from principal collections of distressed loans	406	1,266	11,380
Purchases of investment securities	(176)	(513)	(4,611)
Proceeds from sale of investment securities	561	837	7,524
Investment in affiliated company	(512)	-	-
Purchases of property and equipment	(318)	(589)	(5,294)
Proceeds from sales of property and equipment	31	365	3,281
Cash decrease upon sale of a subsidiary	(146)	-	-
Changes in other assets	(900)	(125)	(1,125)

Net cash used in investing activities	(20,306)	(3,618)	(32,521)

Financing Activities
Proceeds from short-term borrowings	7,398	7,800	70,112
Repayment of short-term borrowings	(3,725)	(8,900)	(80,000)
Proceeds from long-term borrowings	43,900	26,309	236,485
Repayment of long-term borrowings	(35,280)	(34,669)	(311,631)
Deferred debt issuance costs	-	9	81
Restricted deposit	-	28	252
Payment of capital lease obligations	(528)	(372)	(3,344)
Repurchases of stock warrants	(4)	(4)	(36)
Purchases of treasury stock, net	(1,230)	(1,192)	(10,715)
Dividends paid	(412)	(538)	(4,836)
Proceeds from minority shareholders’ payments	-	1	9

Net cash provided by (used in) financing activities	10,119	(11,528)	(103,623)

Net decrease in cash and cash equivalents	281	(4,354)	(39,137)
Cash and cash equivalents at beginning of period	17,116	23,612	212,243

Cash and cash equivalents at end of period	¥17,397	¥19,258	$173,106

See accompanying summary of significant accounting polices and notes to consolidated financial statements

U.S. GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration on lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals, including consumers, small business owners and sole proprietors. NISSIN distributes the following products by using a variety of channels:

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Small business owner loans: Designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

On April 25, 2003, NISSIN invested ¥10 million ($90 thousand) to establish Nissin Insurance Co., Ltd., a wholly-owned subsidiary. Nissin Insurance Co., Ltd. was established to operate as an agency for major life or non-life insurance companies in Japan.

On September 8, 2003, NISSIN invested ¥29 million ($261 thousand) to establish NIS Real Estate Co., Ltd., a 95% owned subsidiary. NIS Real Estate Co., Ltd. was established to act as the Company’s manager of company residences.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries, Nissin Servicer Co., Ltd., Big Apple Co., Ltd., Nissin Credit Guarantee Co., Ltd. (formerly Shiq Consulting Co., Ltd., which changed its name on April 24, 2003), Nissin Insurance Co., Ltd. and NIS Real Estate Co., Ltd. (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on September 30, 2003, which was ¥111.25 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2003 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these condensed consolidated financial statements.

U.S. GAAP

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the condensed consolidated financial statements. In particular, significant estimates are made regarding the Company’s allowance for loan losses. Actual results could differ from estimates, resulting in material charges to income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-four months.

(b)	Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge-off loan balances and cease accrual of interest as follows:

Consumer loans and Business Timely loans: When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Small business owner loans and Wide loans: When the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges-off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Secured loans: When the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

U.S. GAAP

(c)	Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written-off once the Company deems the loan uncollectible.

However, for the loans that the Company reasonably estimates the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loan receivable and amortize the implied interest into revenue using the level yield method. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2003 and September 30, 2003, approximately ¥257 million and ¥371 million ($3,335 thousand) in book value of loans was accounted for under the implied interest rate, respectively.

(d)	Guarantees

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for and disclosure of certain guarantees issued. FIN No. 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. The Company recognized reserves for guarantee losses of ¥9 million and ¥60 million ($539 thousand) at March 31, 2003 and September 30, 2003, respectively.

Additionally, in the normal course of business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(e)	Treasury Stock

Treasury stock is recorded at cost. Pursuant to the Commercial Code of Japan (the “Code”), a company may purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings.

(f)	Earnings Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

On May 21, 2002 and May 20, 2003, NISSIN completed a two-for-one stock split, respectively. All share information disclosed has been restated to reflect such splits.

U.S. GAAP

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of FAS No. 150 will have no impact on the Company’s results of operations and financial position.

In January 2003, the FASB issued FIN No.46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No.51.” This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No. 46 is effective immediately for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 became effective for the Company during the three months ended September 30, 2003. The adoption of FIN No.46 resulted in no change to the Company’s results of operations and financial position.

4.	LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2003 and September 30, 2003:

				Thousands of
	Millions of Yen			U.S. Dollars

	March 31, 2003	September 30, 2003	Change	September 30, 2003

Consumer loans	¥40,938	¥37,797	¥(3,141)	$339,748
Wide loans	63,993	61,687	(2,306)	554,490
Small business owner loans	53,915	54,600	685	490,787
Business Timely loans	17,303	17,701	398	159,110
Secured and other loans	1,623	1,798	175	16,162

Total loans outstanding	177,772	173,583	(4,189)	1,560,297
Allowance for loan losses	(11,827)	(12,785)	(958)	(114,921)
Deferred origination costs	1,032	1,133	101	10,184

Balance at end of period	¥166,977	¥161,931	¥(5,046)	$1,455,560

5.	ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses for the six months ended September 30, 2002 and 2003 is as follow:

				Thousands of
	Millions of Yen			U.S. Dollars

	Six Months Ended September 30,			Six Months Ended
	2002	2003	Change	September 30, 2003

Balance at beginning of period	¥8,831	¥11,827	¥2,996	$106,310
Provision for loan losses	6,321	6,674	353	59,991
Charge-offs, net of recoveries	(4,301)	(5,716)	(1,415)	(51,380)

Balance at end of period	¥10,851	¥12,785	¥1,934	$114,921

U.S. GAAP

6.	INTEREST INCOME

The following is a summary of interest income from loans receivable for the six months ended September 30, 2002 and 2003:

				Thousands of U.S.
	Millions of Yen			Dollars

	Six Months Ended September 30,			Six Months Ended
	2002	2003	Change	September 30, 2003

Consumer loans	¥6,075	¥5,056	¥(1,019)	$45,447
Wide loans	6,389	6,729	340	60,485
Small business owner loans	4,403	5,764	1,361	51,811
Business Timely loans	2,234	2,266	32	20,369
Secured and other loans	116	100	(16)	899

Total interest revenue from loans receivable	19,217	19,915	698	179,011
Less: Amortization of loan origination costs	(335)	(497)	(162)	(4,467)
Purchased loans and other	199	817	618	7,344

Total interest income	¥19,081	¥20,235	¥1,154	$181,888

7.	PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd., a wholly-owned subsidiary, purchases distressed loans from financial institutions and services these loans. As of March 31, 2003 and September 30, 2003, summary of purchased loans was as follows:

	Millions of Yen

	March 31, 2003

			Collections

	Contract	Purchased				Allowance	Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Increased	Value

Purchased loans	¥411,966	¥5,234	¥2,145	¥712	¥12	¥131	¥2,946

	Millions of Yen

	September 30, 2003

			Collections

	Contract	Purchased				Allowance	Carrying
	Amount	Amount	Principal	Interest	Charge-Offs	Increased	Value

Purchased loans	¥734,614	¥5,680	¥1,266	¥816	¥9	¥120	¥4,285

			Thousands of U.S. Dollars

	September 30, 2003

			Collections

	Contract	Purchased				Allowance	Carrying
	Amount	Amount	Principal	Interest	Charge-Offs	Increased	Value

Purchased loans	$6,603,272	$51,057	$11,380	$7,335	$81	$1,079	$38,517

U.S. GAAP

8.	SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings as of March 31, 2003 and September 30, 2003 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	September 30, 2003	September 30, 2003

Bank loans	¥3,200	¥3,100	$27,865
Commercial paper	2,400	1,400	12,584

Total short-term borrowings	¥5,600	¥4,500	$40,449

Interest rates on bank loans as of March 31, 2003 and September 30, 2003 are fixed under contracts ranging from 1.998% to 2.500% and from 1.957% to 2.250%, with the weighted average interest rates of these bank loans being 2.039% and 1.977%, respectively. Interest rates on commercial paper as of March 31, 2003 and September 30, 2003 range from 1.100% to 1.330% and from 0.700% to 1.300%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2003 and September 30, 2003 are 1.227% and 0.871%, respectively. All short-term borrowings have terms ranging from 3 months to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.

Long-term borrowings as of March 31, 2003 and September 30, 2003 comprise the following:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	September 30, 2003	September 30, 2003

3.00% unsecured bonds, due April 20, 2004	¥10,000	¥10,000	$89,888
3.32% unsecured bonds, due April 11, 2003	5,000	-	-
2.45% unsecured bonds, due March 28, 2005	10,000	10,000	89,888
2.30% unsecured bonds with warrants, due April 20, 2004 (A)	1,500	1,500	13,483
2.35% unsecured bonds, due November 1, 2005	5,000	5,000	44,943
1.90% unsecured bonds, due July 31, 2006	-	500	4,494
0.80% unsecured bonds, due September 19, 2008	-	300	2,697
1.70% unsecured convertible bonds, due September 29, 2006 (B)	10,000	10,000	89,888

Total bonds	41,500	37,300	335,281

Loans from banks and other financial institutions	107,095	102,945	925,348

Total long-term borrowings	¥148,595	¥140,245	$1,260,629

(A)	Under NISSIN’s incentive warrant plan and as a part of NISSIN’s normal funding activity, on April 20, 2001, NISSIN issued ¥1.5 billion ($13.48 million) of 2.3% unsecured bonds with detachable warrants to purchase 2,598 thousand shares of common stock at an exercise price of ¥577.50 ($5.19) per share. These warrants were immediately repurchased at their deemed fair value in order to be granted as compensation to directors and selected employees of NISSIN. The issuance price of the bond was ¥1,088,000 ($9,779.78) per ¥1,000,000 ($8,988.77), of which ¥88,000 ($791.01) was attributable to the fair value of warrants. The exercise period of the warrant is from July 2, 2001 through April 19, 2004. The bond will mature on April 20, 2004.

(B)	On September 13, 2001, NISSIN issued ¥10 billion ($89.89 million) of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥785.00 ($7.06) per share of common stock.

As of March 31, 2003 and September 30, 2003, the weighted average rates of loans from banks and other financial institutions were 2.415% and 2.390%, respectively.

During the year ended March 31, 2003, NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, the Company sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since the Company reserves an option to repurchase the senior beneficiary interest, the Company does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2003 and September 30, 2003, entrusted loans outstanding included in loans receivable are ¥4,573 million and ¥4,238 million ($38,094 thousand), respectively. The related long-term liability recorded in loans from banks and other financial institutions are ¥3,574 million and ¥2,778 million ($24,971 thousand), respectively.

U.S. GAAP

9.	CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income was ¥2,280 million and ¥3,504 million ($31,497 thousand) for the six months ended September 30, 2002 and 2003, respectively. The components of other comprehensive income were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	Six Months Ended September 30,		Six Months Ended
	2002	2003	September 30, 2003

Decrease (increase) in unrealized losses on cash flow hedging instruments	¥ 42	¥ (3)	$ (27)
(Decrease) increase in net unrealized gain on investments in securities	(69)	537	4,827

Total other comprehensive (loss) income	¥ (27)	¥ 534	$ 4,800

10. COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to Consumer loan and Business Timely loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness. The Company’s unfunded credit lines as of March 31, 2003 and September 30, 2003 and are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	September 30, 2003	September 30, 2003

Unfunded credit lines with loans outstanding	¥7,222	¥6,926	$62,256
Unfunded credit lines without any loans outstanding	28,705	30,109	270,643

Total unfunded credit lines	¥35,927	¥37,035	$332,899

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims are expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the six months ended September 30, 2002 and 2003, approximately ¥28 million and ¥55 million ($494 thousand) in interest income was refunded to borrowers, respectively.

Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration expenses and other incurred by Sanyo Club Co., Ltd. NISSIN is required to perform as a guarantor for the loans for which payments are 120 days or more delinquent. Under the loan agreement, borrowers are not required a guarantor nor collateral. The Company maintains a reserve for estimated guarantee losses.

NISSIN guarantees borrowings by customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

U.S. GAAP

3S loan: NISSIN guarantees 100% of borrowings by customers for 3S loan and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to perform as a guarantor for the loans for which payments are 14 days or more delinquent. 3S loan represents an unsecured loan that requires one or more guarantees from third party individuals with an income source separate from the customer, and is designed for small or middle size corporations. The Company maintains a reserve for estimated guarantee losses.

Business loan: NISSIN guarantees 10% of borrowings by customers for Business loan and receives 10% of the interest received from the total borrowings. NISSIN is required to perform as a guarantor for the loans for which payments are 90 days or more delinquent. Business loan represents unsecured loans designed for small or middle size corporations. The Company maintains a reserve for estimated guarantee losses.

As of March 31, 2003 and September 30, 2003, NISSIN guaranteed borrowings and reserve for guarantee losses are as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	March 31, 2003	September 30, 2003	September 30, 2003

Guaranteed borrowings	¥1,504	¥2,395	$21,528
Reserves for guarantee losses	9	60	539

During the six months ended September 30, 2002 and 2003, NISSIN paid the related administration expenses and other, as discussed above, and received guarantee fees as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	Six Months Ended September 30,		Six Months Ended
	2002	2003	September 30, 2003

Guarantee fees received	¥13	¥142	$1,276
Administration expenses and other paid	(46)	(70)	(629)

Net guarantee fees received	¥(33)	¥72	$647

During the six months ended September 30, 2002 and 2003, as a result of contractual commitments, NISSIN paid ¥200 thousand and ¥17 million ($153 thousand) as a guarantor for the borrowings.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the six months ended September 30, 2002 and 2003 were as follows:

			Thousands of
	Millions of Yen		U.S. Dollars

	Six Months Ended September 30,		Six Months Ended
	2002	2003	September 30, 2003

Property and equipment obtained under capital leases	¥990	¥302	$2,715

U.S. GAAP

12.	SEGMENT INFORMATION

The Company has historically operated as a single segment, consisting of consumer and other related loans to individuals. Included in this segment are consumer, Wide, Business Timely, small business owner, secured and other loans. Nissin Servicer is being operated as separate segment but does not qualify as a separate reportable segment under SFAS No. 131. All operating activities are currently conducted exclusively in Japan. Selected information for our segments is as follows:

	Millions of Yen

	Consumer and
	Ordinary Loans	Other	Total

Six Months Ended September 30, 2002
Interest income	¥18,895	¥186	¥19,081
Interest expense	1,979	5	1,984
Provision for loan losses	6,321	44	6,365
Net income	2,242	65	2,307

Six Months Ended September 30, 2003
Interest income	¥19,419	¥816	¥20,235
Interest expense	1,894	29	1,923
Provision for loan losses	6,674	129	6,803
Net income	2,714	256	2,970

	Thousands of U.S. Dollars

	Consumer and
	Ordinary Loans	Other	Total

Six Months Ended September 30, 2003
Interest income	$174,553	$7,335	$181,888
Interest expense	17,025	260	17,285
Provision for loan losses	59,991	1,160	61,151
Net income	24,396	2,301	26,697

13.	SUBSEQUENT EVENT

None.